TRUST FOR PROFESSIONAL MANAGERS
Jensen Quality Mid Cap Fund*
Jensen Global Quality Growth Fund
Jensen Quality Growth ETF

Dear Financial Professional,

We want to make you aware that your clients that hold shares in the above-mentioned Funds (the “Funds”) as of the record date of August 26, 2024 for the Jensen Quality Mid Cap Fund and Jensen Global Quality Growth Fund, and as of the record date of September 20, 2024 for the Jensen Quality Growth ETF, will soon be receiving proxy materials regarding the Special Meeting of Shareholders, slated for November 1, 2024.

The materials include a Proxy Statement with detailed information about the meeting for the Funds. Materials also include a proxy card that shareholders can sign and return in a postage paid envelope. The materials will also provide instructions on how shareholders can vote by telephone or through the internet. If the client is signed up for electronic delivery, these materials will be sent via email with a voting link in the body of the email to register their vote.

You can access the materials by visiting www.OkapiVote.com/Jensen. Shareholders will be asked to vote on the following proposals:

Proposal 1: For Shareholders of the Jensen Quality Mid Cap Fund and the Jensen Global Quality Growth Fund ONLY: Approval of an investment advisory agreement between Jensen Investment Management, Inc. (the “Adviser”) and the Trust, on behalf of the Funds.

Proposal 2: For Shareholders of the Jensen Quality Growth ETF ONLY: Approval of an investment advisory agreement between Jensen Investment Management, Inc. and the Trust, on behalf of the Jensen Quality Growth ETF.

Proposal 3: For Shareholders of ALL Funds: To approve one or more adjournments of the Special Meeting to a later date to solicit additional proxies.

The Board of Trustees recommends that shareholders vote “For” the Proposals.

***Additional information regarding the proposals can be found on the next page. ***

Please note that your clients may receive a telephone solicitation in connection with the Special Meeting from Okapi Partners, the Funds’ proxy solicitor.

•Please ask your clients to vote as soon as possible. Instructions on how they can vote, over the phone, by internet or by mail will be detailed on the proxy card they receive.

•If you have discretion to vote on behalf of your clients, we can take direction via email from you and get your clients’ shares voted quickly and easily, provided they are listed in Okapi’s database. All we would need is an email sent to Jensen@okapipartners.com stating “I am authorized to vote on the listed accounts”, and instructions as to how you would like those shares voted. For example, “Vote with the Board’s Recommendation for all proposals”. We will also need a spreadsheet with clients’ names and addresses.

•If you do not have discretion to vote on behalf of your clients, we can also take the same voting directions via email directly from your client (also provided they are listed in Okapi’s database). Please have them e-mail Jensen@okapipartners.com, confirming their name, address, and the direction of their vote.

•If your clients are not in the Okapi database, they can vote via phone, internet, or mail if they have their proxy card. If they do not have their proxy card, Okapi will work with your client to ensure they can vote their shares.

•If you or your clients have any questions, please call this toll-free number for more information: 844-343-2625. Agents are available to answer questions or to record voting instructions Monday through Friday from 9:00 a.m. to 9:00 p.m. EST. The voting process is quick and easy and will require only a couple minutes of their time.

Thank you for your attention to this matter. We hope that providing this information to you in advance will help you in communicating to your clients the need for their proxy votes and will also help avoid the added cost of further solicitation to shareholders.

Additional Information Regarding the Proposals:

•Jensen Investment Management, Inc. (the “Adviser”) has served as the investment adviser to the Funds since their inception. It is anticipated that on or about March 1, 2025, Eric H. Schoenstein, Chief Investment Officer and Managing Director of the Adviser, will retire. Because Mr. Schoenstein beneficially owns greater than 25% of the outstanding shares of stock of the Adviser, and since Mr. Schoenstein’s shares will be redeemed by the Adviser upon his retirement, a change in control will occur under the Investment Company Act of 1940, as amended (“1940 Act”).

•This change in ownership of the Adviser constitutes a change in control of the Adviser that will trigger an automatic termination of the present investment advisory agreements between the Adviser and the Trust, on behalf of the Funds. Accordingly, new investment advisory agreements must be approved by the Funds’ shareholders to re-engage the Adviser as the Funds’ investment adviser on a permanent basis.

•The Adviser’s new ownership structure will not result in any significant changes for existing shareholders of the Funds.

•The Funds’ investment strategies will not change as a result of the New Investment Advisory Agreements. The Adviser’s investment teams will continue to manage the Funds.

•The proposed New Investment Advisory Agreements will not result in an increase in the respective annual investment management fee paid by each Fund and are not expected to impact each Fund’s total expenses.

•There are no material differences between the Existing Investment Advisory Agreements and the New Investment Advisory Agreements other than the effective dates.

•The number and value of your clients’ shares in the Funds will not change.

•* The Jensen Quality Value Fund will be renamed the “Jensen Quality Mid Cap Fund” effective on or about September 30, 2024 and as of the date of the special joint meeting of shareholders will be named the Jensen Quality Mid Cap Fund. Fund shareholders were notified of this change on or about August 1, 2024.